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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 29549


SCHEDULE 13D

Under the Securities Exchange Act of 1934




Allied Waste Industries, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

019589
(CUSIP Number)


Ivan R. Cairns
Senior Vice-President & General Counsel
Laidlaw Inc.
3221 North Service Road
Burlington, Ontario L7R 3Y8
(905) 336-1800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 30, 1996
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box [  ].

Check the following box if a fee is being paid with the statement
[ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 019589

1 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

LAIDLAW INC.
NOT APPLICABLE -- CANADIAN

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [  ]
(b) [ X ]

3 SEC USE ONLY

4 SOURCE OF FUNDS*

00

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) [ ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION

CANADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

7 SOLE VOTING POWER

14,600,000

8 SHARED VOTING POWER

-0-

9 SOLE DISPOSITIVE POWER

14,600,000

10 SHARED DISPOSITIVE POWER

-0-

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,600,000

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*  [  ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.5%

14 TYPE OF REPORTING PERSON*

CO


Item 1. Security and Issuer

This statement relates to the common stock, par value $.01 of Allied Waste Industries, Inc. ("Allied") the principal executive offices of which are located at: 7201 East Camelback Road, Suite
375, Scottsdale, Arizona 85251.

Item 2. Identity and Background

This statement is being filed by Laidlaw Inc. ("Laidlaw"). Laidlaw is a corporation continued under the laws of Canada whose principal business and offices are located at: 3221 North Service Road, Burlington, Ontario, Canada L7R 3Y8. Laidlaw through subsidiaries is involved in the provision of hazardous waste services and passenger services including the operation of school buses and healthcare transportation.

The names, business addresses, principal occupations or employments and citizenships (and the names, principal businesses and addresses of the corporations or other organizations in which such employment is conducted) of the executive officers and directors of Laidlaw are set forth in Schedule 1 attached hereto and incorporated herein by reference.

During the last five years neither Laidlaw nor to the best knowledge of Laidlaw, the persons listed on Schedule 1 hereto has
(1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (2) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws of finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Laidlaw acquired from Allied the 14,600,000 shares of Allied common stock and the other consideration described herein as a result of the sale by Laidlaw and certain of its subsidiaries to Allied and certain of its subsidiaries of Laidlaw's non-hazardous solid waste operations (the "Transaction") pursuant to a Stock Purchase Agreement dated as of September 17, 1996 (the "Stock Purchase Agreement"). See Item 4.

Item 4. Purpose of Transaction

The purpose of the Transaction was for Laidlaw to sell to Allied
Laidlaw's non-hazardous solid waste operations.

Laidlaw's acquisition of the Allied common stock was for investment purposes.

As additional consideration for the sale of its non-hazardous solid waste operations, Laidlaw acquired a Warrant to purchase 20,400,000 shares of Allied's common stock (the "Warrant"), a $150 million 7% Junior Subordinated Debenture due 2008 (the "7% Debenture") and a Zero Coupon Junior Subordinated Debenture due 2008 (the "Zero Coupon Debenture") (the 7% Debenture and the Zero Coupon Debenture are collectively referred to herein as the "Debentures.") Certain interest payments and prepayment upon a Change of Control (as defined) of Allied may be made under certain circumstances by Allied delivering shares of its common stock in accordance with the terms of the 7% Debenture and a Subscription Agreement among the parties dated December 30, 1996 (the "Subscription Agreement"). Prepayment upon a Change of Control (as defined) of Allied may be made under certain circumstances by Allied delivering shares of its common stock in accordance with the Zero Coupon Debenture and the Subscription Agreement.

The 14,600,000 shares of Allied's common stock delivered at the closing on December 30, 1996 (the "Closing Date") and to be delivered upon exercise of the Warrant and to be delivered, under certain circumstances, under the Debentures were not, and are not expected to be, registered under the Securities Act of 1933 (the "Securities Act"). Allied has granted certain registration rights covering the securities described above to Laidlaw under a Registration Rights Agreement dated December 30, 1996 (the "Registration Agreement"). See Item 6.

Two of Laidlaw's officers will become directors of Allied and the Stock Purchase Agreement contains certain standstill provisions governing Laidlaw's conduct with respect to Allied. See Item 6.


Item 5. Interest in Securities of the Issuer

(a) Laidlaw beneficially owns 14,600,000 shares of Allied's common stock or approximately 19.5% of the outstanding shares of Allied's common stock.

(b) Laidlaw has the sole power to vote and dispose of the Allied shares of common stock it beneficially owns subject to the agreements described in Items 4 and 6.

(c) Laidlaw acquired the shares of common stock it beneficially owns on the Closing Date. See Items 3 and 4.

(d) None

(e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

As part of the Transaction, Laidlaw and Allied executed the Stock
Purchase Agreement and various other agreements.


Stock Purchase Agreement

The Stock Purchase Agreement (together with certain ancillary agreements) contains, among other provisions, representations and warranties made by both parties, guarantees, indemnifications, non-compete obligations, a post-closing adjustment, and an option agreement that provides Allied, for a four-month period following the Closing Date, the option to acquire two solid waste companies (recently acquired by Laidlaw) and not included in the Transaction for $14,800,000.

The consideration paid to Laidlaw on the Closing Date consisted of, subject to a post-closing adjustment:

(i) $1,200,000,000 cash;

(ii) the 14,600,000 shares of Allied's common stock (the "Stock
Consideration");

(iii) the 7% Debenture;

(iv) the Zero Coupon Debenture; and

(v) Warrant to purchase 20,400,000 shares of Allied's common stock at $8.25 per share.

The 7% Debenture and the Zero Coupon Debenture are described in
Item 4; see also the description of the Subscription Agreement below. The Warrant is described below.

The Stock Purchase Agreement also provides:

Board Representation. Promptly after consummation of the Transaction, Allied shall increase the size of its Board of Directors to enable James R. Bullock, the President and Chief Executive Officer of Laidlaw, and Ivan R. Cairns, the Senior Vice President and General Counsel of Laidlaw, or two other officers of Laidlaw designated by Laidlaw and reasonably acceptable to Allied, to be appointed to the Board of Directors. Until the earliest to occur of (i) the fifth anniversary of the Closing Date or (ii) the first date when the number of shares of Allied's common stock held by Laidlaw and its affiliates represents less than 10% of the number of shares of Allied voting securities then issued and outstanding, Allied will be required by the Stock Purchase Agreement, subject to fiduciary obligations under applicable law, to use its best efforts to cause such two designees of Laidlaw to be nominated for election to the Board of Directors by the stockholders of Allied. Upon the occurrence of either event specified in clauses (i) or (ii) in the preceding sentence, Laidlaw's designees to the Board of Directors will be required to immediately resign from the Board of Directors.

Attendance at Stockholders Meetings. Until the earliest to occur of the fifth anniversary of the Closing Date or the date when Laidlaw and all of its affiliates collectively beneficially own a number of shares of Allied voting securities which would represent less than 10% of the then issued and outstanding voting securities of Allied, Laidlaw agrees to cause all shares of Allied voting securities from time to time owned of record or beneficially by Laidlaw or any of its affiliates to be present at all stockholder's meetings of Allied at which the vote of Allied's stockholders is sought, so that they may be counted for the purpose of determining the presence of a quorum at such meetings.

Standstill. Until the earlier to occur of the fifth anniversary of the Closing Date or the date on which Laidlaw and all of its affiliates collectively own a number of shares of Allied common stock which would represent less than five percent of the then issued and outstanding voting securities of Allied, Laidlaw and each of its affiliates will not: (i) acquire, offer to acquire, or agree to acquire, directly or indirectly, by purchase or otherwise, any voting securities or voting rights or direct or indirect rights or options to acquire any voting securities of Allied or any of its affiliates other than as a result of a stock split, stock dividend or similar recapitalization; (ii) make or cause to be made any proposal for an Allied Reorganization Transaction (as hereinafter defined) except (x) as expressly contemplated in the Stock Purchase Agreement, or (y) proposals pursuant to customary business transactions in the ordinary course of Allied's business; (iii) form, join or in any way participate in a "group" (within the meaning of Section 13(d) (3) of the Securities Exchange Act of 1934 [the "Exchange Act"]) with respect to any securities of Allied or its affiliates; (iv) make, or in any way cause or participate in, any "solicitation" of "proxies" to vote (as those terms are defined in Regulation 14A under the Exchange Act) with respect to Allied or its affiliates, or communicate with, seek to advise, encourage or influence any person or entity, in any manner, with respect to the voting of, securities of Allied or its affiliates, or become a "participant" in any election contest" (as those terms are defined or used in Rule 14a-11 under the Exchange Act) with respect to Allied or its affiliates; (v) initiate, propose or otherwise solicit stockholders for the approval of one or more stockholder proposals with respect to Allied or its affiliates or induce or attempt to induce any other person or entity to initiate any stockholder proposal, or seek election to or seek to place a representative on the Board of Directors or its affiliates or seek the removal of any member of the Board of Directors or its affiliates; (vi) in any manner, agree, attempt, seek or propose (or make any request for permission with respect thereto) to deposit any securities of Allied or its affiliates, directly or indirectly, in any voting trust or similar arrangement or to subject any securities of Allied or its affiliates to any other voting or proxy agreement, arrangement or understanding; (vii) directly or indirectly offer, sell or transfer any Allied common stock or rights to receive Allied common stock (including without limitation the Stock Consideration, shares of common stock issued upon exercise of the Warrant, or rights to receive common stock pursuant to the Subscription Agreement) except for (a) sales made in compliance with the Registration Agreement, (b) sales made in compliance with Rule 144 under the Securities Act as in effect on the Closing Date, (c) distributions or dividends of Allied common stock to the shareholders of Laidlaw on a pro rata basis to all shares of all classes of Laidlaw's then outstanding capital stock,
(d) sales to a person in a private transaction if, following such sale, such person and its affiliates will beneficially own (used herein as defined in Rule 13d-3 under the Exchange Act) 9% or less of the total number of shares of Allied common stock then outstanding, and (e) sales to a person or entity who makes a proposal for an Allied Reorganization Transaction on the terms and conditions of any Allied Reorganization Transaction; (viii) directly or indirectly offer, sell or transfer the Warrant except in compliance with the terms of Section 3.1 of the Warrant; (ix) disclose any intention, plan or arrangement, or make any public announcement (or request permission to make any such announcement), or induce any other person to take any action, inconsistent with the foregoing; (x) enter into any negotiations, arrangements or understandings with any third party with respect to any of the foregoing; (xi) advise, assist or encourage or finance (or assist or arrange financing to or for) any other person in connection with any of the foregoing; or (xii) otherwise act in concert with others, to seek to control or influence the management, Board of Directors or policies of Allied or its affiliates; provided, that such restrictions shall not restrict or inhibit the rights of Laidlaw to exercise its voting rights as a stockholder of Allied; provided further that, the provisions of clauses (i) through (xii), above, shall not apply to any Allied Reorganization Transaction proposed by Laidlaw within 30 days of the proposal of an Allied Reorganization Transaction by a person or entity that is not cooperating or acting in collusion with an affiliate of Laidlaw.

As defined in the Stock Purchase Agreement, "Allied Reorganization Transaction" means (i) any merger, consolidation, recapitalization, liquidation or other business combination transaction involving Allied; (ii) any tender offer or exchange offer for any securities of Allied; or (iii) any sale or other disposition of assets of Allied or any of its subsidiaries in a single transaction or in a series of related transactions.

Restrictions on Resales. Laidlaw has agreed that until the earlier to occur of the fifth anniversary of the Closing Date or the date on which Laidlaw and all of its affiliates collectively own a number of shares of Allied common stock which would represent less than 5% of the then issued and outstanding voting securities of Allied, Laidlaw nor its affiliates will directly or indirectly offer, sell or transfer any Allied common stock or rights to receive Allied common stock (including the Stock Consideration, any shares of Allied common stock issued upon exercise of Warrant, and any shares of Allied common stock issued in payment of interest on or in prepayment of the Debentures under the Subscription Agreement), except for (i) sales made in compliance with the Registration Agreement, (ii) sales made in compliance with Rule 144 under the Securities Act as in effect on the Closing Date, (iii) distributions or dividends of Allied common stock to the shareholders of Laidlaw on a pro rata basis to all shares of all classes of Laidlaw's now outstanding capital stock, (iv) sales in a private transaction if, following the sale, the purchaser and its affiliates will beneficially own 9% or less of the total number of shares of Allied common stock then outstanding, and (v) sales made pursuant to an Allied Reorganization Transaction on the terms and conditions of such Allied Reorganization Transaction.

By its terms, the Warrant may not be transferred to any affiliate of Laidlaw (other than a wholly-owned subsidiary of Laidlaw), and may be transferred to others subject to limitations restricting the amount of Allied common stock owned by the transferee.

Warrant

The Warrant is for the purchase of 20,400,000 shares of Allied common stock at an exercise price of $8.25 per share. Both the number of shares purchasable upon exercise of the Warrant and the exercise price are subject to adjustment under certain circumstances described in the Warrant. The Warrant will expire twelve years from the Closing Date.

Laidlaw may exercise the Warrant only after the occurrence of a Change of Control (as defined) of Allied. Any holder of the Warrant other than Laidlaw or any of its affiliates may exercise the Warrant without regard to the Change of Control requirement.

Laidlaw is permitted to transfer the Warrant to any wholly-owned subsidiary of Laidlaw, but not to any other affiliate of Laidlaw unless the transferee receives the Warrant (or Warrants issued upon any split-up of the Warrant) pursuant to a pro rata distribution of Warrants to all stockholders of all classes of Laidlaw's outstanding capital stock. Laidlaw is permitted to transfer the Warrant to anyone other than one of its affiliates, but only if, after the transfer, the transferee and its affiliates beneficially own 9% or less of the total number of shares of Allied common stock then outstanding.

If Allied distributes to the holders of its common stock any rights to subscribe for or to purchase its common stock or any options for the purchase of its common stock or any stock or securities convertible into or exchangeable for its common stock (all of which are hereinafter referred to as "Convertible Securities"), and the price per share for which shares of its common stock are issuable upon the exercise, conversion or exchange of such Convertible Securities is less than the Current Market Price (as hereinafter defined) then in effect, then the exercise price and the maximum number of shares of Allied common stock purchasable upon exercise of the Warrant will be reduced to protect the holder of the Warrant against dilution. If Allied (i) declares a dividend on all of its outstanding shares of common stock payable in shares of its capital stock, (ii) subdivides the outstanding shares of common stock,
(iii) combines the outstanding shares of common stock into a smaller number of shares, or (iv) issues any shares of capital stock by reclassification or reorganization of its common stock, then in each such case the exercise price under the Warrant and the number of shares of common stock issuable upon exercise of the Warrant are required to be proportionately adjusted. Similar adjustments are required to be made if Allied distributes to holders of its common stock evidence of Allied's indebtedness or assets of Allied.

In the Warrant and the Subscription Agreement (described below), "Current Market Price" per share of Allied common stock on any specified date means the average daily market prices of the Allied common stock for the twenty consecutive trading days ending on the third trading day before that date.

Registration Agreement

In the Registration Agreement delivered at the Closing Date, Allied makes certain undertakings with respect to the registration of certain Allied securities under United States federal and state and Canadian provincial and territorial securities laws (collectively, the "Securities Laws"). Subject to certain restrictions, the Registration Agreement grants Laidlaw the right to demand on up to five (and potentially six) occasions, the registration under the Securities Laws of (i) the shares of Allied common stock constituting the Stock Consideration, (ii) the Warrant and any shares of Allied common stock issued upon exercise of the Warrant,
(iii) any shares of Allied common stock issued in payment of interest on or in redemption of the Debentures as provided in the Subscription Agreement, and (iv) any shares of Allied common stock issued in connection with any stock dividend on, or any stock split, reclassification or reorganization of shares of Allied common stock referenced in the foregoing clauses (i), (ii) and
(iii) (collectively, the "Registerable Securities"). Laidlaw may exercise its demand registration rights by sending Allied a written request for registration, whereupon Allied must (i) prepare and file (and use its best efforts to cause to become effective) a registration statement under the federal securities laws and (ii) use its reasonable efforts to effect the qualification under Canadian securities laws, of the number of Registerable Securities requested to be registered by Laidlaw; provided, however, that (x) Laidlaw must request the registration of at least 5,000,000 shares of Allied common stock and (y) all offerings contemplated by a demand for registration shall be underwritten offerings involving either a distribution of Registerable Securities to the public where no single buyer, acting individually or with others,, acquires more than 10% of such offering or a distribution by way of dividend or other distribution to holders of Laidlaw stock where such dividend or other distribution is made pro rata among the holders of all such stock according to the number of shares held by each of them. In addition, the Registration Agreement grants unlimited incidental or piggyback" registration rights to Laidlaw.

All expenses of any registrations under the Registration Agreement will be bone by Allied, except that Laidlaw will reimburse Allied for any expenses relating to registration in Canada. Allied agrees in the Registration Agreement to indemnify Laidlaw and others against certain Securities Law liabilities.


Subscription Agreement

On the Closing Date, Allied and Laidlaw entered into a Subscription Agreement under which Laidlaw will be required to subscribe for and purchase shares of Allied common stock based on events related to the Debentures. On each date when an installment of interest is payable under the 7% Debenture (including an installment of interest which has been deferred during the deferral period as defined in the 7% Debenture), Allied will have the right under the Subscription Agreement to require Laidlaw to purchase a number of shares of Allied common stock equal to (i) the amount of the installment of interest payable on that date divided by (ii) the Current Market Price (defined above) of the Allied common stock as of the date the installment of interest is payable, for an aggregate purchase price equal to the amount of the installment of interest due on such date. If a Change of Control occurs, and if the resulting offer by Allied to prepay the Debentures is accepted, Allied will have the right under the Subscription Agreement to require Laidlaw to purchase a number of shares of its common stock equal to (i) the amount which Allied will be required to prepay on the Debentures (or one of them if the offer to prepay is accepted as to only one of them) as a result of the Change of Control, divided by (ii) the Current Market Price of the common stock as of the date such prepayment is required to be made, for an aggregate purchase price equal to the amount of the required prepayment.

Item 7. Material to Be Filed as Exhibits

The following are being filed as exhibits to this statement all of which are, pursuant to Rule 12b-32 under the Exchange Act, incorporated by reference to the definitive Proxy Statement of Allied, dated December 7, 1996, except as otherwise indicated:

Exhibit A - Stock Purchase Agreement
Exhibit B - 7% Debenture
Exhibit C - Zero Coupon Debenture
Exhibit D - Warrant
Exhibit E - Subscription Agreement (incorporated by reference to
Exhibit D of the Form 8-K filed by Allied, dated October 2, 1996). Exhibit F - Registration Agreement


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LAIDLAW INC.

By:   /s/ Ivan R. Cairns
      ---------------------------
      Ivan R. Cairns
      Senior Vice-President and General Counsel


SCHEDULE 1

Directors and Executive Officers of Laidlaw Inc. The name, present principal occupation or employment of each of the directors and executive officers of Laidlaw Inc., and the name, principal business and address of any organization in which such employment is conducted, are set forth below. Unless otherwise indicated, the business address of each person listed below is c/o Laidlaw Inc., 3221 North Service Road, P.O. Box 5028, Burlington, Ontario, Canada, L7R 3Y8. Each director and executive officer listed below is a citizen of Canada, except as otherwise indicated. Directors are identified by an asterisk. The business and address of Laidlaw Inc. is not repeated in this table.


Name, Title and                             Present Principal
Business Address                            Occupation or Employment
----------------------                            -------------------------
James R. Bullock*                           President & Chief Executive Officer
President & Chief Executive Officer         Laidlaw Inc.
Laidlaw Inc.
3221 North Service Road
Burlington, Ontario  L7R 3Y8

William P. Cooper*                           President & Chief Executive Officer
President & Chief Executive Officer          Cooper Construction Limited
Cooper Construction Limited
85 The East Mall
Toronto, Ontario M8Z 5W4


William A. Farlinger*                        Chairman
Chairman                                        Ontario Hydro
Ontario Hydro
700 University Avenue - 19th Floor
Toronto, Ontario  M5G 1X6


Ronald K. Gamey*                             Executive Vice-President
Executive Vice-President                       Canadian Pacific Limited
Canadian Pacific Limited
1800 Bankers Hall, East
855 2nd Street S.W.
Calgary, Alberta T2P 4Z5


Donald M. Green*                             Chairman
Chairman                                        ACD Tridon Inc.
ACD Tridon Inc.
4145 N. Service Rd., Suite 200
Burlington, Ontario L7L 6A3


Martha O. Hesse*  (U.S. Citizen)             President
President                                         Hesse Gas Company
Hesse Gas Company
6524 San Felipe, Suite 129
Houston, TX  77057


Jack P. Edwards*  (U.S. Citizen)             President & Chief Executive Officer
President & Chief Executive Officer          Danzas Corporation
Danzas Corporation
3650-131st Avenue, S.E.
Suite 700
Bellevue, WA  98006



David P. O'Brien*                            President & Chief Executive Officer
President & Chief Executive Officer        Canadian Pacific Limited
Canadian Pacific Limited
1800 Bankers Hall, East
855 2nd Street, S.W.
Calgary, Alberta T2P 4Z5


Gordon R. Ritchie*                           Chief Executive Officer
Chief Executive Officer                      Strategico Inc.
Strategico Inc.
45 O'Connor Street, 20th Floor
Ottawa, Ontario K1P 1A4


William W. Stinson*                          Director
Director                                         Canadian Pacific Limited
Canadian Pacific Limited
1800 Bankers Hall East
855 2nd Street, S.W.
Calgary, Alberta T2P 4Z5


Stella M. Thompson*                          President
President                                         Stellar Energy Ltd.
Stellar Energy Ltd.
2604 Toronto Crescent N.W.
Calgary, Alberta T2N 3W1


Peter N.T. Widdrington*                      Chairman of the Board
248 Pall Mall Street, Suite 400              Laidlaw Inc.
London, Ontario  N6A 5P6


Ivan R. Cairns                                 Senior Vice-President &
Senior Vice-President &                      General Counsel
General Counsel                               Laidlaw Inc.
Laidlaw Inc.
3221 North Service Road
Burlington, Ontario  L7R 3Y8


Leslie W. Haworth                            Senior Vice-President &
Senior Vice-President &                      Chief Financial Officer
Chief Financial Officer                       Laidlaw Inc.
Laidlaw Inc.
3221 North Service Road
Burlington, Ontario  L7R 3Y8


Jeffery Cassell                               Vice-President, Risk
Vice-President, Risk Management        Management
Laidlaw Inc.                                  Laidlaw Inc.
3221 North Service Road
Burlington, Ontario  L7R 3Y8


T.A.G. Watson                              Vice-President,
Vice-President, Communications         Communications
Laidlaw Inc.                                 Laidlaw Inc.
3221 North Service Road
Burlington, Ontario  L7R 3Y8


William R. Cottick                       Secretary
Secretary                                   Laidlaw Inc.
Laidlaw Inc.
3221 North Service Road
Burlington, Ontario  L7R 3Y8